ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated March 2, 2009

100% Principal Protection Barrier Notes

Linked to a strengthening of the Euro versus the U.S. dollar

Market Strategies to Complement Traditional Fixed Income Investments

UBS AG $• Notes Linked to a Strengthening of the Euro versus the U.S. dollar due on or about March 31, 2011

Investment Description

These Principal Protection Notes linked to a strengthening of the Euro versus the U.S. dollar (the “Notes”) provide 100% principal protection at maturity and potential participation in moderate appreciation of the Euro (“EUR”) relative to the U.S. dollar (“USD”) as measured by the EUR/USD exchange rate (the “Reference Rate”). If, during the time period between the Trade Date and the Final Valuation Date (the “Observation Period”), the Reference Rate never trades above a predetermined rate (the “Barrier Level”), which is expected to be between 135% and 139% of the Initial Spot Rate and will be determined on Trade Date, you will receive your principal plus the positive Currency Return (as defined below), if any. If the Reference Rate trades above the Barrier Level at any time during the Observation Period, you will receive your principal plus the Conditional Amount (as defined below) of 4%, regardless of the Currency Return at maturity. The return, if any, on the Notes will not exceed the difference between the Barrier Level and 100%, and may be zero. The 100% principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including the 100% principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential: If the Reference Rate never trades above the Barrier Level at any time during the Observation Period, you will receive a currency-linked return that may exceed the return you could receive on traditional fixed income investments or, if it does trade above the Barrier Level, you will only receive a return equal to the Conditional Amount.
☐	Diversification Opportunity: The Notes provide an opportunity to diversify your portfolio through exposure to a foreign currency.
☐	Principal Protection Feature: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of UBS.

Key Dates*

Trade Date	March 26, 2009
Settlement Date	March 31, 2009
Final Valuation Date	March 28, 2011
Maturity Date	March 31, 2011
*	Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure the stated term of the Notes remains the same.

Note Offering

We are offering 100% Principal Protection Notes linked to the appreciation of the Euro versus the U.S. dollar. If during the Observation Period the Reference Rate never trades above the Barrier Level, you will receive a single payment at maturity equal to your principal plus an additional amount equal to 100% participation in any positive Currency Return on the Final Valuation Date. If on the Final Valuation Date the Currency Return is below or equal to zero, you will receive only the principal amount of the Notes. If during the Observation Period the Reference Rate does trade above the Barrier Level, you will receive a single payment at maturity equal to your principal plus a Conditional Amount equal to 4% of the principal amount. The Notes do not bear interest and are 100% principal protected if held to maturity, subject to the creditworthiness of UBS. The Notes are offered at a minimum investment of $1,000. The CUSIP of the Notes is 90265G329 and the ISIN is US90265G3294.

See “Indicative Terms” on page 3. The Notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” beginning on page 7 and the more detailed “Risk Factors” beginning on page PS-7 of the accompanying prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying currency and commodity supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS
Per Note	$10.00	$0.20	$9.80
Total	•	•	•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and a currency and commodity supplement for the various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000076/v136622_69521-424b2.htm

♦	Currency and commodity supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000045/v136621_69520-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refer to the 100% Principal Protection Notes linked to a strengthening of the Euro versus the U.S. dollar that are offered hereby. Also, references to the “prospectus supplement” mean the UBS prospectus supplement titled “Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities”, dated January 13, 2009, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment with a return linked to the Euro relative to the U.S. dollar.
♦	You believe that the Euro will appreciate moderately relative to the U.S. dollar, and that the Reference Rate is unlikely to trade above the Barrier Level on any scheduled trading day during the Observation Period.
♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity.
♦	You are willing to hold the Notes to maturity and are aware that there may be little to no secondary market for the Notes.
♦	You do not seek current income from this investment.
♦	You are willing to invest in the Notes based on the indicated range for the Barrier Level and Conditional Amount.
♦	You are comfortable with the creditworthiness of UBS, the issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦	You do not seek an investment with exposure to the Euro relative to the U.S. dollar.
♦	You believe that the Euro will not appreciate, or will decline relative to the U.S. dollar.
♦	You prefer the lower risk and, therefore, are willing to accept the potentially lower returns of non-structured fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You seek an investment that is exposed to the full potential appreciation of the Euro relative to the U.S. dollar, without a cap on the maximum return of the investment.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 7 and more detailed “Risk Factors” beginning on page PS-7 of the accompanying prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Size	•
Issue Price	$10.00 per Note
Minimum Investment	$1,000 (100 Notes)
Term	2 years
Reference Rate	EUR/USD exchange rate (also referrred to as the EUR/USD spot rate), which represents the number of U.S. dollars that can be exchanged for one Euro
Principal Protection	100% if held to maturity(1)
Payment at Maturity	If the Reference Rate never trades above the Barrier Level during the Observation Period and the Currency Return is greater than zero, you will receive your principal plus an amount based on the Currency Return, calculated as follows:
$10.00 + ($10.00 × Currency Return × Participation Rate)
If the Reference Rate never trades above the Barrier Level during the Observation Period and the Currency Return on the Final Valuation Date is less than or equal to zero, you will receive only the principal amount of the Notes:
$10.00
If the Reference Rate trades above the Barrier Level at any time during the Observation Period, you will receive your principal of $10.00, plus the Conditional Amount of 4% of the principal amount at maturity:
$10.00 + ($10.00 × Conditional Amount) = $10.00 + $0.40 = $10.40
Barrier Level	135% – 139% of the Initial Spot Rate
Conditional Amount	4% of the principal amount
Participation Rate	100%
Currency Return	Final Spot Rate - Initial Spot Rate Initial Spot Rate
Final Spot Rate:	The spot rate for the Reference Rate on the Final Valuation Date, determined by the calculation agent as set forth in the Prospectus Supplement and the Currency and Commodity Supplement. For the determination of the Final Spot Rate of the Reference Rate by the calculation agent, see “Deliverable Currencies – Euro (EUR)” beginning on page CCS-2 of the currency and commodity supplement.
Initial Spot Rate	The spot rate for the Reference Rate determined by the calculation agent as observed through trades through the Electronic Broking System, Reuters Dealing 3000 and various voice brokers at approximately 4:00 p.m. New York City time on the Trade Date.
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date.

Coupon Payment	We will not pay you interest during the term of the Notes
Final Valuation Date	March 28, 2011, unless the calculation agent determines that a market disruption event (as set forth in the Prospectus Supplement and Currency and Commodity Supplement) occurs or is continuing on any such day. In that event, or if the Final Valuation Date is not a business day, the Final Valuation Date will be the first preceding or first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Notes be postponed by more than 10 consecutive days.
CUSIP	90265G329
ISIN	US90265G3294
Determining Payment at Maturity

You will receive only your principal amount.

(1)	Principal protection is provided by UBS and therefore is dependent on the ability of UBS to satisfy its obligations when they come due.

How will your payment at maturity be calculated?

Set forth below is an explanation of the steps necessary to calculate your payment at maturity per Note.

Step 1: Determine whether the Barrier Level was breached during the Observation Period.

If the Barrier Level was breached, then payment at maturity per Note is principal plus the Conditional Amount as follows:

$10.00 + ($10.00 × Conditional Amount) = $10.00 + $0.40 = $10.40

Step 2: If the Barrier Level was not breached, then calculate the Currency Return for the Reference Rate.

The Currency Return is the difference between the Final Spot Rate and the Initial Spot Rate, expressed as a percentage of the Initial Spot Rate, calculated as follows:

Currency Return  =
Final Spot Rate – Initial Spot Rate

Initial Spot Rate

An increase in the value of the Euro relative to the U.S. dollar is expressed as an increase in the EUR/USD spot rate.

Step 3: Determine if the Currency Return is negative, zero or positive.

(a)	If the Currency Return is negative or zero, then your payment at maturity per Note is equal to $10.00.
(b)	If the Currency Return is positive, then your payment at maturity per Note will be:

$10.00 + ($10.00 × Currency Return × Participation Rate)

Scenario Analysis and Examples at Maturity

The following scenario analysis for the payment at maturity of the Notes is based on a Participation Rate of 100% and assumes an Initial Spot Rate of 1.2630, a Barrier Level of 1.7303, which is the Initial Spot Rate multiplied by 137%, and hypothetical Currency Returns from -40% to +40%.

Additional Amount versus Currency Return

Hypothetical Performance at Maturity

Principal Protection:   100%

		Closing Level if the Reference Rate never trades above the Barrier Level during the Observation Period			Closing Level if the Reference Rate trades above the Barrier Level during the Observation Period
Hypothetical Final Currency Return	Hypothetical Final EUR/USD Spot Rate	Payment at Maturity in % of Principal Amount	Total Amount Payable at Maturity per Note	Total Rate of Return on Notes	Payment at Maturity in % of Principal Amount	Total Amount Payable at Maturity per Note	Total Rate of Return on Notes
-55%	0.5684	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-50%	0.6315	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-45%	0.6947	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-40%	0.7578	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-35%	0.8210	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-30%	0.8841	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-25%	0.9473	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-20%	1.0104	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-15%	1.0736	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-10%	1.1367	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
-5%	1.1999	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
0%	1.2630	100.00%	$10.00	0.00%	104.00%	$10.40	4.00%
5%	1.3262	105.00%	$10.50	5.00%	104.00%	$10.40	4.00%
10%	1.3893	110.00%	$11.00	10.00%	104.00%	$10.40	4.00%
15%	1.4525	115.00%	$11.50	15.00%	104.00%	$10.40	4.00%
20%	1.5156	120.00%	$12.00	20.00%	104.00%	$10.40	4.00%
25%	1.5788	125.00%	$12.50	25.00%	104.00%	$10.40	4.00%
30%	1.6419	130.00%	$13.00	30.00%	104.00%	$10.40	4.00%
37%	1.7303	137.00%	$13.70	37.00%	104.00%	$10.40	4.00%
40%	N/A	N/A	N/A	N/A	104.00%	$10.40	4.00%
45%	N/A	N/A	N/A	N/A	104.00%	$10.40	4.00%

Hypothetical Examples:

Example 1:

The Barrier Level is never breached during the Observation Period and the EUR appreciates relative to the USD, resulting in a Currency Return of 20.00% and, therefore, payment at maturity of $12.00 per $10.00 Note.

Because the Currency Return is 20.00%, which is greater than zero, the additional amount is equal to $2.00, and the payment at maturity is equal to $12.00 per $10.00 Note (a return of 20% per $10.00 Note), calculated as follows:

$10.00 + ($10.00 × 20% × 100%) = $12.00

Example 2:

The Barrier Level is never breached during the Observation Period and the EUR remains the same relative to the USD, resulting in a Currency Return of 0% and, therefore, a payment at maturity of $10.00 per $10.00 Note (a zero return).

Because the Currency Return is 0.00%, the additional amount is equal to $0, and the payment at maturity is equal to $10.00, per $10.00 Note (a zero return), calculated as follows:

$10.00 + ($10.00 × 0% × 100%) = $10.00

Example 3:

The Barrier Level is never breached during the Observation Period and the EUR depreciates relative to the USD, resulting in a Currency Return of -5% and, therefore, a payment at maturity of $10.00 per $10.00 Note (a zero return).

Because the Currency Return is -5%, which is less than zero, the additional amount is equal to $0, and the payment at maturity is equal to $10.00 per $10.00 Note (a zero return), calculated as follows:

$10.00 + ($10.00 × 0%) = $10.00

Example 4:

The Barrier Level is breached during the Observation Period. The payment at maturity will be equal to the $10.00 per $10.00 Note plus the Conditional Amount of $0.40.

$10.00 + ($10.00 × 4%) = $10.00 + $0.40 = $10.40

Historical Performance of the EUR/USD Exchange Rate

The following graph illustrates the historical performance of the Reference Rate from February 1999 through February 2009. As of February 27 2009, at approximately 10:15 a.m., New York City time, the EUR/USD spot rate was 1.2630. (This rate was obtained from Bloomberg L.P., without independent verification). The actual value of the Initial Spot Rate will be determined on the Trade Date. The historical performance of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the spot rate for the Reference Rate on any given day.

Historical Performance of the EUR/USD Exchange Rate

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement and the currency and commodity supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Market risk — The return on the Notes at maturity is linked to the performance of the Reference Rate and will depend on whether, and the extent to which, the Euro appreciates against the U.S. dollar. The Currency Return will be based on the performance of the Euro versus the U.S. dollar during the term of the Notes. The value of the Reference Rate will be affected by movements in the value of the the Euro against the U.S. dollar.
♦	No interest payments — You will not receive any periodic interest payments on the Notes.
♦	The amount you receive at maturity may result in a yield that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a yield that is less than the return you could earn on other investments. For example, your yield may be lower than the yield you would earn if you bought a standard U.S. dollar-denominated senior non-callable debt security of UBS with the same stated maturity date.
♦	The Barrier Level limits your potential return — The appreciation potential of the Notes is limited by the Barrier Level, regardless of the performance of the Reference Rate.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a significant discount and will not have the benefit of principal protection.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Owning the Notes is not the same as owning a foreign exchange contract on the Reference Rate — The return on your Notes may not reflect the return you would realize if you actually purchased a foreign exchange contract on the Reference Rate.

♦	The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the EUR/USD exchange rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:
♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market,
♦	Euro and U.S. interest rates,
♦	the time remaining to the Final Valuation Date,
♦	proximity of Reference Rate to the Barrier Level,
♦	the creditworthiness of UBS, and
♦	volatility of the EUR/USD exchange rate.
♦	The EUR/USD exchange rate will be influenced by unpredictable factors which interrelate in complex ways — The EUR/USD exchange rate is a result of the supply of, and demand for, each currency. Changes in the foreign exchange rate may result from the interactions of many factors, including economic, financial, social and political conditions in the United States and the European Monetary Union. These conditions include, for example, the overall growth and performance of the economies of the United States and the European Monetary Union, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between the United States and the European Monetary Union, market interventions by the Federal Reserve Board or the respective central banks of the European Monetary Union, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the U.S. and the European Monetary Union, the stability of the government of the United States and the governments of the European Monetary Union and their respective banking systems, the structure of and confidence in the global monetary system, wars in which the United States and the European Monetary Union are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States and the European Monetary Union, and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events.

Certain relevant information relating to the European Monetary Union may not be as well known or as rapidly or thoroughly reported in the United States as compared to information relating to the United States. Prospective purchasers of the Notes should be aware of the possible difficulty in accessing important information that can affect the value of the Reference Rate and must be prepared to make special efforts to obtain such information on a timely basis.

It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the market price of the Reference Rate, and changes in the market price of the Reference Rate are not likely to result in comparable changes in the market value of your Notes.

♦	The liquidity, trading value and amounts payable under the Notes could be affected by the actions of the governments of the United States and the European Monetary Union — Exchange rates of most economically developed nations, including those of the European Monetary Union, are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including that of the United States and those of the European Monetary Union, use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by govermental actions which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, in the event of the issuance of a replacement currency or in the event of other developments affecting the Euro, the U.S. dollar or any other currency.
♦	Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Rate and, consequently, on the value of the Notes.
♦	Currency markets may be volatile — Foreign currency rate risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Notes could be affected by action of the governments of the European Monetary Union. These factors may affect the value of the Reference Rate and the value of your Notes in varying ways, and different factors may cause the values of the Reference Rate, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.
♦	The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

♦	The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial price to public, since the initial price to public included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.
♦	Historical performance of the EUR/USD exchange rate should not be taken as an indication of future performance during the term of the Notes — It is impossible to predict whether the EUR/USD exchange rate will rise or fall. The EUR/USD exchange rate, will be influenced by complex and interrelated political, economic, financial and other factors.
♦	Trading and other transactions by UBS or its affiliates in the foreign exchange and currency derivative markets may impair the value of the Notes — We or one or more of our affiliates may hedge our foreign currency exposure from the Notes by entering into foreign exchange and currency derivative transactions, such as options or futures on exchange-traded funds. Our trading and hedging activities may affect the EUR/USD exchange rate and make it less likely that you will receive a return on your investment in the Notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or our affiliates may also engage in trading in instruments linked to the EUR/USD exchange rate on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the EUR/USD exchange rate. By introducing competing products into the marketplace in this manner, UBS or its affiliates could adversely affect the market value of the Notes.

♦	There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC will, among other things, decide the amount paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page PS-24 of the prospectus supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Reference Rate has occurred or is continuing on a day when the calculation agent will determine the Final Spot Rate. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	The calculation agent may observe transactions that have not been executed, and these transactions will be used in determining whether the EUR/USD exchange rate does trade or never trades above the Barrier Level. — The calculation agent is also responsible for monitoring the exchange rate in the spot market in order to determine whether the EUR/USD exchange rate has traded or never traded above the Barrier Level. The calculation agent will observe EUR/USD transactions that take place between (i) two independent counterparties through the brokers market, (ii) issuer and an independent counterparty through the brokers market or (iii) issuer and an independent counterparty dealing direct. Transactions defined in (ii) and (iii) may be initiated either by the issuer or another party. The transaction must be at a EUR/USD exchange rate that is above the Barrier Level. The transaction must not take place at an off-market rate. An “off-market rate” is defined as a rate that is substantially more favorable or substantially less favorable than the rate available to a professional foreign exchange or currency dealer in the interbank spot market at the time of the transaction. The transaction must be in an amount that is not less than the equivalent of three million USD (in certain circumstances two or more consecutive transactions in an aggregate amount of three million USD or more may be deemed to be a single transaction for these purposes). Transactions that the calculation agent does not observe and could not observe from sources regularly available to it in the ordinary course of its business cannot be the basis for an observation of the exchange rate. The calculation agent may observe a transaction that has not been executed. For example, either the issuer or a counterparty may place an order which has not yet been filled. Such an order would be deemed to meet the requirements described in this paragraph for a transaction observable by the calculation agent.
♦	The business activities of UBS or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to the Euro that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between your interests as holder of the Notes and the interests of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers, and in accounts under their management.
♦	Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the Reference Rate to which the Notes are linked or the value of the Notes.

♦	You must rely on your own evaluation of the merits of an investment linked to the Reference Rate — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in currency exchange rates. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from the views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in currency exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future currency exchange rates.
♦	Even though the Euro and the U.S. dollar are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the Euro and the U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Euro and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for the Euro and the U.S. dollar remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such secondary market.
♦	The payment formula for the Notes will not take into account all developments in the Reference Rate — Changes in the EUR/USD exchange rate during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing the Initial Spot Rate (observed on the Trade Date) and the Final Spot Rate (observed on the Final Valuation Date). No other levels will be taken into account. As a result, the Currency Return may be less than zero even if the EUR/USD exchange rate has moved favorably relative to the Initial Spot Rate at certain times during the term of the Notes before moving to an unfavorable level on the Final Valuation Date.
♦	The calculation agent can accelerate or postpone the determination of the Final Spot Rate and the Maturity Date if a market disruption event occurs on the Final Valuation Date — If the calculation agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date, the Final Valuation Date will be accelerated or postponed until the first business day on which no market disruption event occurs or is continuing. If such an acceleration or postponement occurs, then the calculation agent will instead use the relevant level of the EUR/USD exchange rate on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than 10 consecutive days. As a result, the Maturity Date for the Notes could also be accelerated or postponed.

If the Final Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the Final Valuation Date. If the EUR/USD exchange rate is not available on the last possible day that qualifies as the Final Valuation Date, either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the level of the EUR/USD exchange rate that would have prevailed in the absence of the market disruption event or such other reason. See “General Terms of the Notes — Market Disruption Event” beginning on page PS-20 of the prospectus supplement.

You are urged to review “Risk Factors” in the prospectus supplement related to this offering for a more detailed description of the risks related to an investment in the Notes.

What are the tax consequences of the Notes?

The tax treatment of your Notes is generally described under “1. Notes Treated as Long-Term Contingent Payment Debt Obligations” in “Supplemental U.S. Tax Considerations” on page PS-27 of the prospectus supplement. The following supplements that discussion. In addition to reviewing this section, we urge you to read the more detailed discussion in the prospectus supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes should be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include in income amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We will complete the following paragraph in the pricing supplement.

We have determined the comparable yield for the Notes is equal to •  % per annum, compounded semiannually, with a projected payment at maturity of $•   based on an investment of $10.00. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $•   in 2009, $•   in 2010 and $•   in 2011. However, if the amount you receive at maturity is greater than $•  , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2011 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $•  , you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2011 by an amount that is equal to such difference. If the amount you receive at maturity is less than $•  , then you would recognize a net ordinary loss in 2011 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

If the Barrier Level is breached on a day that is more than 6 months before the maturity date, applicable Treasury regulations provide that you should make positive or negative adjustments, as applicable, in respect of the remaining income accruals on your Notes. If you have included in income an amount that is more than 4% of the principal amount of your Notes prior to the Barrier Level being breached, then you should cease to include in income any additional amounts in respect of your Notes and you should recognize an ordinary loss that is equal to the excess of the ordinary income you were previously taxed on in respect of your Notes over 4% of the principal amount of your Notes. Conversely, if at the time the Barrier Level is breached you have included in income an amount that is less than 4% of the principal amount of your Notes, you should, over the remaining term of your Notes in a reasonable manner, include in income the excess of 4% of the principal amount of your Notes over the ordinary income you previously included in income in respect of your Notes. Any gain you recognize from the sale of the Notes after the Barrier Level is breached will be characterized as ordinary income to the extent you have not yet included in income 4% of the principal amount of your Notes and thereafter as capital gain. Any loss you recognize from the sale of the Notes after the Barrier Level is breached will be characterized as capital loss. Deductions of capital losses are subject to generally applicable limitations.

The discussion above is based on our belief that your Notes should not be subject to the special rules governing Notes that have alternative payment schedules for which the timing and amounts that comprise each payment schedule are known as of the issue date for the Notes. If such rules were to apply to your Notes, you would have to accrue an amount equal to 4% of the principal amount of your Notes in income over the term of your Notes, if it is determined that, as of the issue date of your Notes, it was significantly more likely than not that the Barrier Level would be breached during the life of your Notes and that you would therefore receive an amount equal to 104% of the principal amount upon the maturity of your Notes. You should consult you own tax advisor as to the tax consequences of such alternative characterization of your Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt Issued(1)	289,700	271,662
Total Debt	289,700	271,662
Minority Interest(2)	8,002	7,504
Shareholders’ Equity	32,800	30,758
Total Capitalization	330,502	309,923
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.93773 (the exchange rate in effect as of December 31, 2008).

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-657-9836.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.